Ex

 Exhibit 99.1

For Immediate Release

Contact:

WSP Holdings Limited

CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director

Ms. Elaine Ketchmere, Partner

Phone: +86-510-8536-0401

Phone: +1-310-954-1345 (Los Angeles)

E-mail: info@wsphl.com

E-mail: elaine.ketchmere@ccgir.com

http://www.wsphl.com

http://www.ccgirasia.com

Mr. Crocker Coulson, President

Phone: +1-646-213-1915 (New York)

Email: crocker.coulson@ccgir.com

WSP Holdings Announces First Quarter 2010 Results

Wuxi, China, May 25, 2010 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today announced its unaudited financial results for the first quarter ended March 31, 2010.

First Quarter 2010 Highlights

(Comparison with the fourth quarter of 2009 and the first quarter of 2009)

	Q1 2010	Q4 2009	Q-o-Q	Q1 2009	Y-o-Y
Net revenues ($ million)	60.9	149.7	-59.3%	195.5	-68.9%
Gross (loss) profit ($ million)	(14.2)	2.3	-	52.5	-
Gross margin (% of net revenues)	(23.3)%	1.5%	-	26.8%	-
(Loss) income from operations ($ million)	(22.7)	(16.2)	40.0%	30.1	-
Net (loss) income attributable to WSP Holdings Limited ($ million)	(27.0)	(15.5)	74.7%	21.4	-
(Loss) earnings per ADS ($)	(0.26)	(0.15)	74.7%	0.21	-

“In this quarter, we faced tough challenges as the demand for our products has contracted considerably both in the domestic and international markets mainly due to unfavorable market conditions and low demand during the Chinese Spring Festival. Our API sales which were generated primarily from the domestic market continued to be affected by the domestic stiff price competition, while our non-API sales were mainly affected by the overall lackluster demand for such products in general, which has seen a dramatic drop, compared to the fourth quarter of 2009,” commented Mr. Longhua Piao, the Chairman and CEO of WSP Holdings. “Despite the tough market environment that we have been facing recently, we see signs of improvement with the domestic prices of our products picking up while on the international front, we have been successful in our penetration efforts, tapping into new markets and securing new customers especially in Russia, Uzbekistan and South America. With the recovering momentum of global oil and gas drilling activity, we expect to see a recovery in our business sales volume and prices in the second half of 2010 from the current low level driven mostly by the domestic demand.”

Financial Results

First Quarter 2010 Financial Results

(Comparison with the fourth quarter of 2009 and the first quarter of 2009)

Net revenues ($ million)	Q1 2010	Q4 2009	Q-o-Q	Q1 2009	Y-o-Y
API	30.1	93.9	-67.9%	147.6	-79.6%
Non-API	6.9	22.9	-70.1%	39.0	-82.5%
Others	23.9	32.9	-27.4%	8.9	167.7%
Total	60.9	149.7	-59.3%	195.5	-68.8%
Domestic	41.2	88.6	-53.5%	78.3	-47.5%
Export	19.7	61.1	-67.7%	117.2	-83.1%

Sales volume (tonnes)	Q1 2010	Q4 2009	Q-o-Q	Q1 2009	Y-o-Y
API	30,417	93,114	-67.3%	101,974	-70.2%
Non-API	3,327	11,514	-71.1%	17,382	-80.9%
Others	47,921	190,418	-74.8%	7,686	523.5%
Total	81,665	295,046	-72.3%	127,042	-35.7%
Domestic	68,259	262,961	-74.0%	65,461	4.3%
Export	13,406	32,085	-58.2%	61,581	-78.2%

WSP Holdings reported lower revenues of $60.9 million in the first quarter of 2010 compared to $149.7 million in the previous quarter. Domestic sales and international sales accounted for 67.6% and 32.4%, respectively, of total revenues for the first quarter of 2010.

On a quarter-over-quarter basis, domestic sales decreased due to a decline of 74.0% in domestic sales volume, primarily due to the trading transaction of certain steel products in the fourth quarter of 2009 as detailed in "Adjustments to unaudited Fourth Quarter 2009 Financial Results". The quarter-over-quarter decline in international sales was due to a 58.2% decrease in international sales volume resulted from lower demand and a decrease of 22.7% in average selling prices.

The year-over-year decline in domestic sales was due to a 49.6% decrease in average selling prices while the year-over-year decline in international sales was attributable to a 22.6% decrease in average selling prices and a significant decrease of 78.2% in sales volume to the international markets, especially to North America.

API and non-API product sales accounted for 49.5% and 11.3%, respectively, of total revenues in the first quarter of 2010. Lower quarter-over-quarter sales revenues from API sales were primarily due to a 67.3% decrease in sales volume and a 1.7% decrease in average selling prices. Non-API sales revenues declined quarter-over-quarter due to a 71.1% decrease in sales volume. Sales of other products, primarily of steel billets and green pipes, decreased 27.4% quarter-over-quarter due to an increase in the sales of certain steel products in the fourth quarter of 2009.

API sales revenues were lower year-over-year as a result of a 70.2% decrease in sales volume and a decline of 31.5% in average selling prices resulted from stiff price competition. Lower year-over-year sales revenues from non-API sales were primarily due to a 80.9% decrease in sales volume and a 8.3% year-over-year decline in average selling prices.

Gross margin in the first quarter of 2010 was negative 23.3%, compared to 1.5% in the fourth quarter of 2009 and 26.8% in the first quarter of 2009. The decline in gross margin was due to lower average selling prices and higher raw material costs.

Operating expenses in the first quarter of 2010 were $8.5 million, down 61.8% from $22.3 million in the first quarter of 2009. Selling and marketing expenses were $1.0 million, down 89.4% from $9.8 million in the first quarter of 2009 primarily due to lower sales commission and lower sales activity level associated with declined sales volume. General and administrative expenses were $9.9 million, down 26.4% from $13.4 million in the first quarter of 2009, primarily due to an increase in allowance for doubtful accounts that resulted from uncollectable letters of credit in the first quarter of 2009.

Loss from operations was $22.7 million, compared to income from operations of $30.1 million in the first quarter of 2009 and loss from operations of $16.2 million in the fourth quarter of 2009.

Net interest expense was $4.8 million in the first quarter of 2010, compared to $3.9 million in the first quarter of 2009 and $4.7 million in the fourth quarter of 2009.

Income tax expense was $1.1 million in the first quarter of 2010, compared to $4.5 million in the first quarter of 2009.

Net loss attributable to WSP Holdings Limited was $27.0 million in the first quarter of 2010, compared to $21.4 million of net income in the first quarter of 2009 and net loss of $15.5 million in the fourth quarter of 2009.

Basic and diluted loss per ADS were both $0.26 in the first quarter of 2010, compared to earnings per basic and diluted ADS of $0.21 in the first quarter of 2009 and loss per basic and diluted ADS of $0.15 in the fourth quarter of 2009.

Adjustments to Unaudited Fourth Quarter 2009 Financial Results

Since the Company issued the earnings release for the unaudited results for the fourth quarter of the year ended December 31, 2009 on March 30, 2010, the Company has made additional adjustments related to a gain of $0.8 million from the trading of certain steel products in the fourth quarter and fiscal year ended December 31, 2009, and has consequently revised its unaudited results for such periods. The products were delivered in the fourth quarter of 2009 and due to the delay in receipt of relevant documents relating to the completion of the transactions, the transactions were not reflected in a timely manner in the unaudited fourth quarter financial results. As a result of the adjustments, revenues and cost of revenues were increased by $20.0 million and $18.5 million, respectively, resulting in a corresponding increase in gross profit of $1.5 million. Selling and marketing expenses and provision for income taxes were increased by $0.4 million and $0.3 million, respectively. Loss from operations and net loss were reduced by $1.1 million and $0.8 million, respectively, for the fourth quarter and fiscal year ended December 31, 2009. Accounts receivable and accounts payable were also increased by $1.0 million and $0.6 million, respectively while other current assets and other current liabilities are to be reduced by $17.9 million and $18.3 million, as of December 31, 2009. These adjustments were made as a result of a further review by management of transactions. Since then, the Company has taken measures to strengthen its internal control to ensure that the delivery information of the all transactions will be reflected in a timely manner in the system and recorded in the proper period.

Financial Condition

As of March 31, 2010, the Company had cash and cash equivalents of $122.6 million, compared to $133.3 million as of December 31, 2009. Restricted cash totaled $142.9 million as of March 31, 2010, compared to $205.6 million as of December 31, 2009. Accounts receivable and inventory totaled $172.9 million and $281.0 million, respectively, as of March 31, 2010, compared to $204.9 million and $266.1 million, respectively, as of December 31, 2009. As of March 31, 2010, total assets were $1,313.4 million, total liabilities stood at $911.8 million and total equity was $401.6 million.

Capital expenditures for the three months ended March 31, 2010 were $46.6 million. Management has constantly been re-evaluating and revising its capital expenditures plan based on the prevailing economic conditions and future expectations. The capital expenditures for the next nine months will be funded mainly through internally generated funds and medium- and long-term bank loans which the management is negotiating. In view of the current sluggish trading environment, management is carefully managing its expansion plans to meet anticipated demand while taking appropriate cost cutting measures to ensure the financial stability of the Company.

Update on New Production Facilities

Houston OCTG Group, Inc. (“Houston Group”)

A new threading line with 120,000 tonnes of annual production capacity at Houston Group is expected to be completed and commence its trial production in June 2010, while Houston Group’s new heat treatment line with 100,000 tonnes of annual production capacity is expected to start production by October 2010.

Bazhou Seamless Oil Pipes Company Limited (“Bazhou Seamless”)

The Company expects two of the three new threading lines to begin production in July 2010 and another new threading line to begin production in August 2010. Each of the three new threading lines has an annual production capacity of 100,000 tonnes. The Company expects the construction of a heat treatment line with 200,000 tonnes of annual production capacity to be completed and commence production in October 2010, while another hot-rolling line with an annual production capacity of 500,000 tonnes is expected to be completed and begin production by the end of 2010.

WSP Pipe Company Limited ("WSP Pipe")

WSP Pipe, the Company’s wholly-owned subsidiary in the Thai-Chinese Rayong Industrial Zone, Thailand, is currently building an OCTG pipe manufacturing and sales facility. Two hot-rolling production lines with a combined production capacity of 200,000 tonnes per year are expected to begin their trial production by the end of 2010.

Recent Development

Pursuant to the share repurchase program authorized by the Company’s board of directors on November 25, 2009, the Company has purchased 707,287 ADSs in the open market, with the average price being $2.80, for a total amount of approximately $2.0 million during the period from March 30, 2010 through April 28, 2010. The timing and scale of any further repurchase will depend upon market conditions, the trading price of ADSs and other related factors.

In May 2010, the Company has been successful in its price negotiation with China National Petroleum Corporation (“CNPC”) to agree on a price increase in the range of 25% to 30% for the sales of its API products to CNPC in view of rising raw material cost of iron ore. Pursuant to the price adjustment agreement signed between the Company and CNPC, the price increase shall take effect retrospectively from April 15, 2010 for approximately 67,000 tonnes of API products successfully tendered.

Operational Environment and Business Outlook

Global oil prices have been increasing, from their low of around $30 per barrel in 2008, to reach over $80 per barrel in the first quarter of 2010. Most recently as of May 21, 2010, oil prices fell below $70 a barrel amid concerns that Europe's financial crisis and growing oil stockpiles may stifle a global economic recovery and depress demand for fuel. According to the statistics from Baker Hughes, US rig counts have been increasing over the last few months to reach 1,518 as of May 21, 2010 from 1,078 in November 2009. Hence, there are concerns that the market will be oversupplied in the short-to-medium term, with rig counts increasing and industrial demand still slow due to the weak economy. On the whole, global oil demand is expected to resume growth in 2010 on a conservative pace following two years of contraction in light of increased consumption and worldwide economic recovery. However, the Company does not expect a significant improvement in sales to North America due to countervailing duties on seamless pipes made in China. With the ramping up of the production facilities at its subsidiaries in Houston and Thailand, the Company expects these subsidiaries to begin contributing to the bottom line of the Company in 2011 and intends to recapture its market share in North America and pursue new opportunities in Central and South America.

On the international front, WSP Holdings has been successful in securing certain new customer wins, particularly in Russia, Uzbekistan and South America as a result of the Company’s continued sales and marketing efforts. As of May 21, 2010, WSP Holdings has secured new contract wins for the shipments of approximately 1,100 tonnes of green pipes to Russia and 10,000 tonnes, 3,500 tonnes and 21,000 tonnes of API products to Uzbekistan, Ecuador and Venezuela, respectively.

On the domestic front, WSP Holdings continues to actively target customers in areas such as Xinjiang Autonomous Region, Sichuan Province and Shaanxi Province, which provides opportunities for sales of higher-margin, non-API products. Domestic average selling prices, especially for API products, have begun to pick up slowly to mirror the increased raw materials costs.

The Company expects that there will be a recovery in shipments in the second half of 2010 as the domestic market is recovering in demand and the global oil and gas drilling activity levels are increasing from the very low level of 2009. More than half of the Company’s revenues are expected to be generated from the domestic market.

Conference Call

WSP Holdings’ management will host a conference call at 9:00 a.m. Eastern Time on Tuesday, May 25, 2010 to discuss its unaudited financial results for the first quarter of 2010. To participate in this live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 866 761 0749. International callers should call +1 617 614 2707. The conference pass code is 664 308 19. A replay of the conference call will be available from 11:00 a.m. ET on Tuesday, May 25, 2010 to Tuesday, June 8, 2010. To access the replay, call 888-286-8010. International callers should call 617-801-6888. The conference pass code is 854 591 01. This conference call will also be broadcast live over the Internet and can be accessed by all interested parties on WSP Holdings’ website: http://www.wsphl.com/. To listen to the live webcast, please go to WSP Holdings’ website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.  For those unable to participate during the live broadcast, a replay will be available shortly after the call on WSP Holdings’ website for 90 days.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

- Financial Tables Follow –

WSP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and share-related data)

	3 Months Ended March 31, 2010	3 Months Ended March 31, 2009	3 Months Ended December 31, 2009

Net revenues	$ 60,906	$ 195,503	$ 149,729
Cost of revenues	(75,096)	(143,023)	(147,446)
Gross (loss) profit	(14,190)	52,480	2,283

Selling and marketing expenses	(1,031)	(9,751)	(5,852)
General and administrative expenses	(9,899)	(13,445)	(13,084)
Other operating income	2,399	853	425
(Loss) income from operations	(22,721)	30,137	(16,228)

Interest Income	1,579	1,791	1,042
Interest expenses	(6,331)	(5,650)	(5,717)
Other income	192	192	192
Exchange differences	(463)	(965)	120
(Loss) income before provision for income taxes	(27,744)	25,505	(20,591)
Provision for income taxes	(1,119)	(4,454)	3,818

Net (loss) income before earnings in equity investment	(28,863)	21,051	(16,773)
Earnings in equity investment	(45)	4	(23)
Net (loss) income	(28,908)	21,055	(16,796)
Net loss attributable to the non-controlling interests	1,874	309	1,319
Net (loss) income attributable to WSP Holdings Limited	$ (27,034)	$ 21,364	$ (15,477)

Weighted average ordinary shares used in computation of earnings per share:
Basic	205,787,430	205,789,800	205,789,800
Diluted	205,787,430	205,789,800	205,789,800

(Loss) earnings Per Ordinary Share
Basic	$ (0.13)	$ 0.10	$ (0.08)
Diluted	$ (0.13)	$ 0.10	$ (0.08)

(Loss) earnings Per ADS
Basic	$ (0.26)	$ 0.21	$ (0.15)
Diluted	$ (0.26)	$ 0.21	$ (0.15)

Note: Each ADS represents two ordinary shares

WSP HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2010	December 31, 2009

Assets
Cash and cash equivalents	$ 122,565	$ 133,250
Restricted cash	142,931	205,613
Accounts and bills receivable, net	172,902	204,906
Other current assets	336,098	328,051
Total Current Assets	774,496	871,820

Property and equipment, net	430,361	407,052
Land use rights	34,044	34,060
Other non-current assets	74,488	82,342
Total Assets	$ 1,313,389	$ 1,395,274

Liabilities
Accounts payables	$ 158,538	$ 162,557
Borrowings due within one year	433,115	506,448
Other current liabilities	84,651	96,022
Total Current Liabilities	676,304	765,027

Borrowings due after one year	229,260	189,069
Other non-current liabilities	6,198	6,866
Total Liabilities	$ 911,762	$ 960,962

Total WSP Holdings Limited shareholders' equity	383,729	410,738
Non-controlling interests	17,898	23,574
Total equity	401,627	434,312
Total Liabilities and Equity	$ 1,313,389	$ 1,395,274

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